Exhibit 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2013, 2012, 2011, 2010 and 2009

	Year Ended December 31,
	2013	2012	2011	2010	2009
Net income (loss) before income taxes	$(34,925)	$23,833	$233,142	$(74,549)	$60,146
Fixed charges:
Interest portion of rentals	1,592	1,044	1,014	695	814
Total interest costs	28,174	2,427	2,875	2,211	13,244
Total fixed charges	29,766	3,471	3,889	2,906	14,058
Total earnings (loss)	$(5,159)	$27,304	$237,031	$(71,643)	$74,204
Preferred stock dividend requirements	$552	$552	$552	$13,633	$13,633
Ratio of pre-tax income (loss) to net income (loss)	$0.72	$1.59	$1.54	$(1.52)	$0.89
Preferred stock dividend factor	$552	$878	$850	$13,633	$13,633
Ratio of earnings to fixed charges	(na)	7.9	60.9	(na)	5.3
Ratio of earnings to fixed charges and preferred dividends	(na)	6.3	50.0	(na)	2.7
Coverage deficit:
On fixed charges	$34,925	$—	$—	$74,549	$—
On fixed charges and preferred dividends	35,477	—	—	88,182	—